SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2004

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No   X

UPM-Kymmene Corporation Stock Exchange Release 25 May,2004 at 13:45

European Commission competition authorities investigate UPM premises UPM receives conditional full immunity from competition authorities

European Commission investigators have today visited various UPM premises in connection with a Commission investigation of alleged antitrust activities.

In spring 2003, UPM initiated an internal investigation of competitive practices in all its units. At the same time the company also implemented additional competition law compliance programmes for its employees clearly signalling zero tolerance for any antitrust activity.

On January 15, 2004, after the internal investigation and to follow sound principles of corporate governance UPM decided to approach competition authorities in the European Union, the United States and Canada.

The EU, several of its member states, and Canadian authorities have informed that UPM has received conditional full immunity with respect to certain conduct disclosed to the authorities. In the United States, where a grand jury investigation was already pending with respect to pressure sensitive labelstock business, UPM continues to cooperate with the US Department of Justice in its investigation.

Immunity requires a commitment by UPM to cooperate fully with the competition authorities. In light of ongoing investigations UPM will have no further comments.

For further information please contact:

Mr Reko Aalto-Setälä, General Counsel, tel. +358 204 150011

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 25, 2004	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations